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SEC FILE NUMBER
8-48233

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/12** (MM/DD/YY) AND ENDING **3/31/13** * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Macquarie Capital Markets North America Ltd.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Brookfield Place, 181 Bay Street, Suite 3100, P.O. Box 830
(No. and Street)

Toronto	**Ontario**	**M5J 2T3**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Andre Altaras **(416) 848-3525**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers Center, 300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 29 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Macquarie Capital Markets North America Ltd. for the period ended March 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Andre Altaras
Chief Financial Officer

May 28 , 2013
Date

Subscribed and sworn to before me,
On this 28th day of May 2013



Notary Public, Commissioner of Oaths.
Margaret Chow


NOTARY
PUBLIC

TABLE OF CONTENTS

This report contains (check all applicable boxes):



Independent Auditor's Report

To the Board of Directors and Stockholder of
Macquarie Capital Markets North America Ltd.

We have audited the accompanying financial statements of Macquarie Capital Markets North Amercia Ltd. (the Company), which comprise the statement of financial condition as of March 31, 2013, and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Macquarie Capital Markets North America Ltd. at March 31, 2013, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



Other matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 28, 2013

Macquarie Capital Markets North America Ltd.
Statement of Financial Condition
March 31, 2013

Assets		
Cash and cash equivalents	$	5,189,162
Receivable from customers		40,714
Receivable from parent - broker accounts		1,386,442
Tax receivable		1,506,452
Other assets		396,078
Total assets	$	8,518,848
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$	47,813
Payable to parent - broker accounts		40,714
Payable to customers		1,386,442
Payable to parent - intercompany		713,664
Total liabilities		2,188,633
Stockholder's equity		
Common stock, $1.00 par value; 4,500,000 shares authorized, issued and outstanding		4,500,000
Retained earnings		1,830,215
Total stockholder's equity		6,330,215
Total liabilities and stockholder's equity	$	8,518,848

The accompanying notes are an integral part of these financial statements.